UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray Pisces, Inc. One Maritime Plaza, 14th Floor San Francisco, California 94111 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Fisher Core Holdings L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 81,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 81,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 14.7%

14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Robert J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,893,888

	8	Shared Voting Power 101,302,648(1)

	9	Sole Dispositive Power 7,893,888

	10	Shared Dispositive Power 101,302,648(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,196,536(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.8%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person William S. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,965,727

	8	Shared Voting Power 99,308,716(1)

	9	Sole Dispositive Power 8,965,727

	10	Shared Dispositive Power 99,308,716(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 108,274,443(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.7%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person John J. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,800,098

	8	Shared Voting Power 98,662,714(1)

	9	Sole Dispositive Power 20,800,098

	10	Shared Dispositive Power 98,662,714(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,462,812(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 21.7%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  This includes 81,000,000 shares held by Fisher Core Holdings L.P. over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners thereof, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaim individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P. although all shares held by Fisher Core Holdings L.P. are included in the amounts specified by each Reporting Person above.  The numbers and shares shown on the preceding pages and in Item 5 below also reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as further described in Item 5 below.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each, with the trusts for which such individual is a trustee and partnerships for which such individual is the beneficial owner with voting and dispositive control, a “Reporting Person” and, collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 6, 2004, and amended on March 16, 2006, January 29, 2007, August 22, 2007, March 4, 2008, October 1, 2008, March 20, 2009, November 27, 2009, April 2, 2010, November 26, 2010, and February 25, 2011 (as amended, the “Schedule 13D”).  The information in this Statement amends and restates each Item of the Schedule 13D.

Item 2.	Identity and Background

a)  This Statement is filed on behalf of the Reporting Persons to update the Issuer share ownership and percentage of ownership information with respect to each Reporting Person from that previously reported in the Schedule 13D.

The individual Reporting Persons are parties to a Limited Partnership Agreement (as amended, the “LP Agreement”), dated August 4, 2004 forming Fisher Core Holdings L.P.  Pursuant to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher, either individually or through trusts or partnerships, are the general partners and limited partners of Fisher Core Holdings L.P.  The LP Agreement provides that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. will require a majority vote of the general partners.  Limited partners have no voting or dispositive control over any shares held by Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement and amendment included as Exhibits 1 and 4 to this Statement, each of which is incorporated by reference herein.

As general partners of Fisher Core Holdings L.P., the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Fisher Core Holdings L.P.  Accordingly, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act, with respect to their beneficial ownership of the shares of Common Stock of the Issuer.  However, the Reporting Persons expressly declare that the filing of this Statement is not intended as, and should not be deemed to be, an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the individual beneficial owner of the shares of Common Stock of the Issuer held by other members of the group, except to the extent of each Reporting Person’s ownership interest in Fisher Core Holdings L.P. and as reported in the Schedule 13D.

b)  The address of the principal business and principal office for each of the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)             (1)  Robert J. Fisher is a managing director of Pisces, Inc., which is a family management company, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Piperlime, and Athleta brands.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is principally employed as President of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3)  William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm, and a member of the Board of Directors of the Issuer, which is a global specialty retailer offering clothing, accessories, and personal care products for men, women, children, and babies under the Gap, Old Navy, Banana Republic, Piperlime, and Athleta brands.  The business address of Manzanita Capital Ltd. is Victory House, 99-101 Regent Street, London W1B 4EZ.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(4)  Fisher Core Holdings L.P. is a limited partnership formed for the purpose of holding, managing and voting the shares of Common Stock of the Issuer as directed by its general partners.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The following Reporting Persons are citizens of the United States:  Robert J. Fisher, William S. Fisher and John J. Fisher.  Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement, including shares also beneficially owned by the other Reporting Persons, as general partners of Fisher Core Holdings L.P.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer which the Reporting Persons are deemed to have acquired beneficial ownership of as a result of having entered into the LP Agreement.

In addition to the shares that the Reporting Persons are deemed to have acquired beneficial ownership of through the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher also acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Act or by gift.  Robert J. Fisher and William S. Fisher have also previously acquired shares of Common Stock of the Issuer upon the exercise of options or upon release of stock units and settlement of their related dividend equivalent rights.  All such shares were acquired with personal funds.

From time to time, the Reporting Persons have transferred shares to various entities controlled by them, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions.

Item 4.	Purpose of Transaction

This Statement is being filed to update the share ownership and percentage of ownership information with respect to each Reporting Person.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Schedule 13D, other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, Robert J. Fisher and William S. Fisher, as members of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.  The Reporting Persons disclaim any obligation to report on any plans with respect to the transactions described in this Item 4 that develop as a result of any Reporting Person’s involvement in the ongoing management as an officer or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Each of these Reporting Persons may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time as circumstances dictate and reserves the right to change its or his plans and intentions at any time.

Item 5.	Interest in Securities of the Issuer

a)   The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of May 31, 2011.  There were approximately 550,426,338 shares of Common Stock of the Issuer outstanding as of May 31, 2011.

	Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	81,000,000	(1)	14.7%

Robert J. Fisher	109,196,536	(2)	19.8%

William S. Fisher	108,274,443	(3)	19.7%

John J. Fisher	119,462,812	(4)	21.7%

(1) Fisher Core Holdings L.P. holds 81,000,000 shares of the Issuer’s Common Stock over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaims individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P.

(2) Robert J. Fisher’s beneficial ownership includes (a) 31,923 shares which may be acquired upon exercise of options within the next 60 days over which the Reporting Person has sole dispositive and voting power, (b) 23,592 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the Reporting Person over which the Reporting Person has sole dispositive and voting power, (c) 17,657,263 shares beneficially owned through trusts* of which the Reporting Person is co-trustee with another Reporting Person and over which the Reporting Person has shared dispositive and voting power, (d) 2,645,385 shares owned as community property with his spouse over which the Reporting Person has shared dispositive and voting power, (e) 15,000 shares beneficially owned through limited partnerships over which the Reporting Person has sole dispositive and voting power, and (f) 81,000,000 shares owned by Fisher Core Holdings L.P. as discussed in (1) above.  In addition to the shares identified in the Table above, Robert J. Fisher’s spouse separately owns 121,855 shares over which Mr. Fisher has no voting or dispositive control.

(3) William S. Fisher’s beneficial ownership includes (a) 7,839 shares to be issued upon settlement of stock units which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the Reporting Person over which the Reporting Person has sole dispositive and voting power, (b) 367,014 shares beneficially owned through a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (c) 17,661,007 shares beneficially owned through other trusts* of which the Reporting Person is co-trustee with another Reporting Person and over which the Reporting Person has shared dispositive and voting power, (d) 338,428 shares beneficially owned through trusts of which the Reporting Person is trustee and over which the Reporting Person has sole dispositive and voting power, (e) 639,196 shares owned as community property with his spouse over which the Reporting Person has shared dispositive and voting power, (f) 8,513 shares beneficially owned and held in a 401(k) account over which the Reporting Person has shared dispositive and voting power, (g) 15,000 shares beneficially owned through limited partnerships over which the Reporting Person has sole dispositive and voting power, and (h) 81,000,000 shares owned by Fisher Core Holdings L.P. as discussed in (1) above.  In addition to the shares identified in the Table above, William S. Fisher’s spouse separately owns 160,659 shares over which Mr. Fisher has no voting or dispositive control.

(4) John J. Fisher’s beneficial ownership includes (a) 442,014 shares beneficially owned through a trust for his benefit over which the Reporting Person has sole dispositive and voting power, (b) 17,662,714 shares beneficially owned through other trusts* of which the Reporting Person is co-trustee with another Reporting Person and over which the

Reporting Person has shared dispositive and voting power, (c) 4,390,672 shares beneficially owned through trusts of which the Reporting Person is trustee and over which the Reporting Person has sole dispositive and voting power, (d) 20,000 shares beneficially owned through limited partnerships over which the Reporting Person has sole dispositive and voting power, and (e) 81,000,000 shares owned by Fisher Core Holdings L.P. as discussed in (1) above.  In addition to the shares identified in the Table above, John J. Fisher’s spouse separately owns 40,450 shares over which Mr. Fisher has no voting or dispositive control.

*  The 17,657,263 shares held by Robert J. Fisher as trustee of trusts for other beneficiaries in (2)(c) above, the 17,661,007 shares by William S. Fisher as trustee of trusts for other beneficiaries in (3)(c) above, and the 17,662,714 shares held by John J. Fisher as trustee of trusts for other beneficiaries in (4)(b) above actually represent an aggregate 26,490,492 shares of the Issuer’s outstanding Common Stock as a result of shared voting and dispositive power.

The Reporting Persons expressly disclaim that they have agreed to act together and do not have voting or dispositive power over shares of the Issuer other than as described in this Statement.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the individual beneficial owners of any shares of Common Stock of the Issuer included in this Statement in which such Reporting Persons do not have any ownership and economic interest.

b)  As of the date of this Statement, the Reporting Persons have the sole power to vote and sole dispositive power over the number of shares of the Common Stock of the Issuer listed below, which represents approximately the listed percentage of the total outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of May 31, 2011.  As of the date of this Statement, pursuant to the LP Agreement and other arrangements described above, the Reporting Persons have shared power to vote and shared dispositive power over the number of shares of the Issuer’s Common Stock listed below, which represents approximately the listed percentage of the outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of May 31, 2011 reported by the Issuer.

	Sole Power Shares		Percentage of Total Outstanding

Fisher Core Holdings L.P.	0	(1)	0.0%

Robert J. Fisher	7,893,888	(2)	1.4%

William S. Fisher	8,965,727	(3)	1.6%

John J. Fisher	20,800,098	(4)	3.8%

	Shared Power Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	81,000,000	(1)	14.7%

Robert J. Fisher	101,302,648	(2)	18.4%

William S. Fisher	99,308,716	(3)	18.0%

John J. Fisher	98,662,714	(4)	17.9%

c)  Other than the transactions reported immediately below, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On June 3, 2011 (i) 5,555 shares were issued to Robert J. Fisher in settlement of stock units originally granted to him by the Issuer on June 3, 2008, and (ii) 328 shares were issued to Robert J. Fisher in settlement of dividend equivalent rights on the stock units originally granted to him by the Issuer on June 3, 2008.  No monetary consideration was paid by Mr. Fisher as part of this issuance.

Each stock unit represented the right to receive one share of The Gap, Inc. common stock.  Each equivalent right was the economic equivalent of one share of The Gap, Inc. common stock.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of the Issuer’s Common Stock of the Issuer that are beneficially owned by the Reporting Persons.  Specifically but without limitation, limited partners do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. but have the right to receive distributions relating to their limited partnership interests in Fisher Core Holdings L.P.

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As non-employee directors of the Issuer, Messrs. Robert and William Fisher are entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statements on Schedule 14A filed with the SEC.

Robert J. Fisher holds options to purchase 31,293 shares of Common Stock awarded to him as a director of the Issuer subject to option agreements, the form of which have been filed with the SEC by the Issuer.  In addition, Mr. Robert Fisher holds stock units and related dividend equivalent rights with respect to 23,592 shares of Common Stock awarded to him as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

William S. Fisher holds stock units and related dividend equivalent rights for 7,839 shares of Common Stock awarded to him as a director of the Issuer subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.

The Reporting Persons are parties to the LP Agreement to form Fisher Core Holdings L.P.  All references to the LP Agreement, as amended, are qualified in their entirety by reference to the LP Agreement and amendment included as Exhibits 1 and 4, respectively, to the Schedule 13D, which are incorporated by reference herein.

Other than as referenced in this Statement, including the trusts and partnerships reflected in the Reporting Persons’ beneficial ownership, and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 2 – Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004 (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 3 – Power of Attorney, dated August 5, 2004 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).
Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004).

Exhibit 4 – Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009 (incorporated by reference to Exhibit 12 to the Reporting Persons’ Schedule 13D/A filed on March 20, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	June 17, 2011	Fisher Core Holdings L.P.

*/s/ Jane Spray
For: Fisher Core Holdings L.P.

Dated:	June 17, 2011	By:	*/s/ Jane Spray
Robert J. Fisher

Dated:	June 17, 2011	By:	*/s/ Jane Spray
William S. Fisher

Dated:	June 17, 2011	By:	*/s/ Jane Spray
John J. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher pursuant to the Powers of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on August 6, 2004.